UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of April, 2004

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                         Form 40-F      Y

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No      Y

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated April 22, 2004 and Quarterly Report for the first quarter ending March 31, 2004	3 — 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2004	Cameco Corporation
By:

“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol
TSX NYSE	CCO CCJ	web site address: www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Solid First Quarter Earnings

Saskatoon, Saskatchewan, Canada, April 22, 2004

Cameco Corporation today reported its financial results for the three months ended March 31, 2004.

HIGHLIGHTS

•	Net earnings up 5%

•	Uranium and UF6 markets continue to strengthen

•	Bruce Power Unit A3 achieved commercial production March 1, 2004

•	Cameco announced its bid for 25.2% of the South Texas Project

•	Inkai uranium project in Kazakhstan receives go ahead from joint venture partner

•	Gold assets being packaged for initial public offering

•	Boroo gold mine achieved commercial production March 1, 2004

	Three Months	Three Months
	Ended	Ended	Change
Financial Highlights	March 31/04	March 31/03%
Revenue ($ millions)	132	103	28
Earnings from operations ($ millions)	8	5	60
Cash provided by operations ($ millions)	49	52	(6)
Net earnings ($ millions) attributable to common shares	39	37	5
Earnings per share ($) basic	0.69	0.66	5
Average uranium spot price for the period ($US/lb U3O8)	16.54	10.13	63
Average realized electricity price ($ per MWh)	49	57	(14)
Average Ontario electricity spot price ($ per MWh)	56	76	(26)
Cameco’s average realized gold price for the period (US$/ounce)	365	318	15
Average spot market gold price for the period (US$/ounce)	408	352	16

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Earnings

For the three months ended March 31, 2004, net earnings attributable to common shares increased to $39 million ($0.69 per share) from $37 million ($0.66 per share) in 2003. This increase was attributable primarily to a lower effective tax rate, which decreased to 28% from 33% due to a higher proportion of taxable income being earned in jurisdictions with favourable tax rates relative to Canada. Earnings from the gold business rose due to higher production and a higher realized price. This was partially offset by reduced earnings from uranium and Bruce Power, which was due to lower realized prices in both businesses. Despite the significant increase in uranium spot prices, Cameco’s average realized price declined due to lower prices under older fixed price contracts and a less favourable foreign exchange rate. In addition, Cameco was limited in participating in increasing spot prices due to ceiling prices in older, market-related contracts.

For more details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” below in this report.

In the first quarter of 2004, total costs for administration, exploration, interest and other were about $21 million, $1 million lower than 2003. Administration costs increased by about $2 million due to stock-based compensation expenses, as well as, process improvement and quality initiatives. Interest and other costs decreased by about $3 million due largely to reduced foreign exchange losses.

Earnings from operations were $8 million in the first quarter of 2004 compared to $5 million in 2003. The aggregate gross profit margin decreased to 21% from 26% in 2003.

Cash Flow

In the first three months of 2004, Cameco generated cash from operations of $49 million compared to $52 million in 2003. This decrease of $3 million was primarily due to an increase in inventory levels, which more than offset the benefit of higher deliveries. The preceding does not include Cameco’s pro rata interest of Bruce Power’s operating cash flow of $33 million in 2004 compared to $57 million in 2003. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 2 of the consolidated financial statements.

Balance Sheet

At the end of the quarter, total long-term debt was $528 million, a decrease of $66 million compared to December 31, 2003. At March 31, 2004, Cameco’s net debt to capitalization ratio was 20%, down from 23% at the end of 2003.

Effective January 1, 2004, Cameco changed its accounting policy for financial instruments. This change resulted in the preferred securities and convertible debentures being classified as debt rather than equity. See note 1 to the consolidated financial statements.

Compared to the end of 2003, product inventories increased by $53 million as production and purchases exceeded sales during the first quarter of 2004.

Foreign Exchange Update

Cameco sells most of its uranium and conversion services in US dollars. The majority of uranium production and all of the conversion services production comes from Canada. As such, the company’s uranium and conversion services revenue is denominated mostly in US dollars, while its production costs are denominated primarily in Canadian dollars.

The company attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore Cameco’s uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and services purchases, which provides a natural hedge. While natural hedges provide cash flow protection against exchange rate fluctuations, the result on earnings may be dispersed over several fiscal periods and more difficult to identify.

During the quarter, the US dollar strengthened against the Canadian dollar from 1.2924 at the end of 2003 to 1.3105 as of March 31, 2004.

At March 31, 2004, Cameco had a foreign currency hedge portfolio of $460 million (US). These hedges are expected to yield an average exchange rate of $1.3890. The net mark-to-market gain on these hedge positions was $31 million at March 31, 2004.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At March 31, 2004, deferred revenue to be recognized totalled $36 million.

In 2004, most uranium and conversion services US dollar inflows are hedged through a combination of forward sales of US currency and natural hedges. Results from the gold business are converted into Canadian dollars at the prevailing exchange rates.

For the remainder of 2004, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $3 million (Cdn).

Consolidated Outlook for 2004

In 2004 consolidated revenue is expected to rise by about 4%. This is due to new gold production from the Boroo mine, which is anticipated to more than offset reduced revenues in the uranium and conversion businesses. On a consolidated basis, the gross profit margin is projected to increase to 23% from 20% in 2003. In 2004, the effective rate for income taxes is expected to be about 30%.

Consolidated Outlook for the Second Quarter

Revenue in the second quarter of 2004 is expected to be about 75% higher than that of the first quarter reflecting higher volumes in the uranium, conversion and gold businesses. Second quarter revenue is also expected to benefit from an improved realized selling price for uranium.

BUSINESS SEGMENT RESULTS

The following provides a breakdown of Cameco’s results in the following four business segments:

•	Uranium

•	Conversion services

•	Nuclear electricity generation

•	Gold

Uranium

Highlights

	Three Months	Three Months
	Ended	Ended
	March 31/04	March 31/03
Revenue ($ millions)	73	55
Gross profit ($ millions)	9	14
Gross profit %	12	26
EBT* ($ millions)	6	12
Sales volume (lbs. thousands)	4,586	3,052
Production volume (lbs. thousands)	5,223	5,637

*Earnings before taxes.

Uranium Earnings

Revenue from the uranium business increased by 33% to $73 million from $55 million in the first quarter of 2003 due to a 50% increase in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly.

A 12% decrease in the average realized selling price for uranium concentrates compared with the first quarter of 2003 partially offset the volume increase. The lower realized price was mainly the result of lower prices on fixed-price contracts and a less favourable foreign exchange rate. These factors combined to more than offset the positive impact of a higher uranium spot price, which averaged $16.54 (US) in the first quarter compared to $10.13 (US) in 2003, an increase of 63%. As previously disclosed, many of the company’s contracts were signed years ago when spot prices were much lower. Consequently, the contracts have pricing terms which will limit the benefit of further spot price increases in 2004. The price impact will continue in a diminishing fashion in 2005, with much less impact by 2006.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $64 million in the first quarter of 2004 compared to $41 million in 2003. This increase was attributable to the 50% rise in sales volume for the quarter.

Earnings before taxes from the uranium business decreased by $6 million in the first quarter of 2004 while the profit margin declined to 12% from 26% in 2003 due to a lower realized selling price.

Uranium Outlook for the Year

In 2004, Cameco’s uranium revenue is expected to decrease by about 4% over the 2003 level as the result of lower deliveries. Cameco expects its average realized price will be modestly higher than in 2003. About 40% of uranium deliveries are expected to occur in the first half of the year.

Uranium margins are expected to be higher — 2003 included the expensing of the rehabilitation costs for McArthur River and the standby costs for Key Lake.

Uranium Outlook for Second Quarter

For the second quarter of 2004, uranium revenue is projected to increase by about 60% over the first quarter as a result of higher deliveries and an improved selling price. Cameco expects its average realized price will be about 15% higher than in the first quarter.

Uranium Price Sensitivity Analysis

For the remaining deliveries in 2004, a $1.00 (US) per pound change in the U3O8 spot price from its current level would change revenue by about $5 million (Cdn), net earnings by about $3 million (Cdn) and cash flow by about $3 million (Cdn).

Uranium Market Update

Uranium Spot Market
 The industry average spot price on March 31, 2004 was $17.67 (US) per pound U3O8, up 22% from $14.45 (US) at December 31, 2003. This compares to $10.10 (US) at the end of the first quarter of 2003.

Total spot market volume reported for the first quarter of 2004 was 3.6 million pounds U3O8, which was less than the 4.5 million pounds of spot market volume completed in the corresponding period in 2003.

Spot demand was weaker in the first quarter compared to 2003, as buyers with near-term demand were content to utilize upward flexibility under contracts currently in place with suppliers. Buyers having contracts with Globe Nuclear Supply Services GNSS, Limited (GNSS) to purchase uranium from the Russian highly enriched uranium (HEU) agreement are awaiting the outcome of the contract dispute before taking any action to cover in the spot market. (See below for an update of the HEU agreement).

Spot suppliers appear to have limited volume available and are not aggressive in placing what volumes they have, resulting in the price increasing throughout the quarter.

Uranium Long-term Market
 The long-term market in 2004 has been active in the first quarter and long-term contracting in 2004 may exceed the estimated 75 million pounds U3O8 contracted in 2003.

The long-term price indicator, published by TradeTech, is at $17.50 (US) per pound U3O8 at March 31, 2004, up from $15.50 (US) at the end of 2003.

Highly Enriched Uranium Agreement (HEU) Update
 Under the HEU agreement, Russian nuclear weapons are dismantled and the HEU is blended down to fuel for nuclear power plants. Tenex, Russia’s executive agent for the HEU agreement, delivers the equivalent of about 24 million pounds of HEU derived uranium annually into the US. Cameco and its western partners have committed to purchase a significant portion of this uranium and have options to purchase a smaller portion. Tenex also has a right to a portion of the HEU derived uranium and had been selling its share through a contract with (GNSS). In November 2003, Tenex terminated its contract with GNSS effective January 2004, as Tenex needs additional material to be returned to Russia to facilitate blending down HEU.

Any HEU uranium delivered into the US that is not taken by the western parties or sold by Tenex is returned to a monitored stockpile in Russia. Under the existing arrangement, Cameco and the western companies have the priority option to purchase all or a portion of the uranium in the stockpile.

After discussions with Tenex in early 2004, Cameco and its partners agreed in principle to waive their right to purchase uranium from the monitored stockpile for the balance of the agreement. This reduces the remaining quantity of uranium available for Cameco and its partners to purchase over the remaining life of the HEU agreement, which expires in 2013.

Russia’s need to remove uranium from the stockpile to facilitate blending of HEU will require 7 million pounds being returned to Russia annually beginning in 2008.

Uranium Operations Update

Uranium Production

	Three Months	Three Months
Cameco's Share of Production	Ended	Ended
(million lbs U3O8)	March 31/04	March 31/03
McArthur River/Key Lake	3.5	3.3
Rabbit Lake	1.2	1.8
Smith Ranch/Highland	0.3	0.3
Crow Butte	0.2	0.2
Total	5.2	5.6

McArthur River/Key Lake
 Production at McArthur River/Key Lake totalled 5 million pounds for the first quarter in 2004. Cameco’s share is 3.5 million pounds. McArthur River/Key Lake is on track to produce 18.5 million pounds for 2004 (Cameco’s share is 12.9 million pounds).

At McArthur River, the approach to sealing off the water inflow continues to be cautious and systematic in grouting, freezing and testing the area of the collapse. The total mine water inflow has been reduced from 500 cubic metres per hour (m3/hr) at the end of 2003 to about 450 m3/hr at the end of the quarter. It is expected that normal water inflow into the mine will stabilize at about 300 m3/hr once the work is complete, now expected before the end of the second quarter of 2004.

Rabbit Lake
 Rabbit Lake produced 1.2 million pounds U3O8 during the first quarter 2004 and is expected to produce 5.8 million pounds in 2004.

Prospects for additional reserves have been identified near the current mine. During the quarter, the development of an exploration drift was completed and drilling to define the potential reserves was in progress.

Smith Ranch-Highland and Crow Butte
 Smith-Highland and Crow Butte produced 0.5 million pounds during the first quarter 2004 and are expected to produce 2 million pounds for the year.

Uranium Projects Update

Cigar Lake
 The Canadian Nuclear Regulatory Commission (CNSC) has confirmed the following schedule for the Cigar Lake project:

June 10, 2004	• Public hearing for the environmental assessment report

July 7, 2004	• One day hearing for limited 2004 construction license

• Day 1 hearing for the full construction license

November 17, 2004	• Day 2 hearing for the full construction license

Once CNSC approval has been received for the full construction license, the Cigar Lake partners will decide whether or not to proceed with the development of the mine. Construction of the Cigar Lake mine is expected to take between 24 to 27 months to complete, with uranium production possible in early 2007.

Inkai
 The test mine at Inkai in Kazakhstan produced about 0.1 million pounds U3O8 during the first quarter of 2004 and is expected to produce 0.4 million pounds for the year. Cameco owns 60% of the Inkai project.

The Inkai joint venture partners decided to proceed with the construction of the Inkai in situ leach mine. The Inkai Joint Venture will submit an environmental assessment and a design plan for the commercial facility to Kazakh regulatory authorities for approval before the end of the 2004. Cameco expects construction to begin early in 2005, with commercial production scheduled for 2007.

Conversion Services

Highlights

	Three Months	Three Months
	Ended	Ended
	March 31/04	March 31/03
Revenue ($ millions)	26	21
Gross profit ($ millions)	8	7
Gross profit %	30	35
EBT ($ millions)	7	7
Sales volume (tU)	2,813	2,128
Production volume (tU)	4,065	3,856

Conversion Services Earnings

In the first quarter of 2004, revenue from the conversion business increased by 19% to $26 million over the same period in 2003, due primarily to a 32% increase in sales volume. As with uranium deliveries, quarterly delivery patterns can also vary significantly. The increase in volume was partially offset by a 14% decline in the realized selling price, the result of a change in the mix of contracts and a less favourable foreign exchange rate.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $18 million in the first quarter of 2004 compared to $14 million in 2003. This increase was primarily attributable to the higher sales volume for the quarter. The unit cost of products and services sold rose by about 2% over the previous year due to increased deliveries of purchased material.

Earnings before taxes from the conversion business were unchanged at $7 million, while the gross profit margin decreased to 30% from 35% quarter-over-quarter.

Conversion Services Outlook for the Year

Revenue from the conversion business is likely to be about 4% lower than in 2003 primarily due to decreased volumes. A modest decrease in realized price is also anticipated as a result of the less favourable exchange rate.

Conversion Services Outlook for Second Quarter

For the second quarter of 2004, conversion revenue is projected to increase by about 40% over the first quarter as a result of higher deliveries. Cameco expects its average realized price will be similar to the first quarter.

Conversion Services Price Sensitivity Analysis

In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The majority of conversion sales are at fixed prices.

UF6 Conversion Market Update

The industry average spot market price for North American uranium conversion services increased to $7.00 (US) per kgU at March 31, 2004, up from $5.88 (US) at December 31, 2003. This compares to $5.03 (US) per kgU at the end of the first quarter of 2003. In Europe, the spot conversion price increased by $1.50 (US) to $8.25 (US) from the end of 2003.

Conversion Services Operations Update

Production
 Fuel services division produced 4,065 tonnes of uranium during the quarter and is expected to produce about 12,500 tonnes for the year.

Historical Waste Sites Transfer
 In March 2004, Cameco reached an agreement to transfer its historical waste sites to the government of Canada, which indirectly owned the Port Hope facility prior to 1988. The agreement includes the Port Granby and Welcome sites. The transfer will occur after the government receives a license to construct a long-term waste management facility at these sites. As part of the transaction, the government has agreed to accept, without charge, 150,000 cubic metres of Cameco owned, low-level radioactive waste.

The government has agreed to assume all liability for wastes located at these sites after taking ownership. Cameco had previously accounted for its maximum contribution of $25 million toward the cost of managing this material and actually has spent about $6 million of this ongoing commitment life to date.

Electricity

Highlights

Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months
	Ended	Ended
	March 31/04	March 31/03
Output (terawatt hours)	8.0	6.8
Capacity factor (%)	80	100
Realized price ($ per MWh)	49	57
($ millions)
Revenue	399	398
Operating costs	250	194
Earnings before interest and taxes	149	204
Interest	18	16
Earnings before taxes	131	188

Note: Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Cameco’s Earnings from Bruce Power

	Three Months	Three Months
	Ended	Ended
	March 31/04	March 31/03
Bruce Power’s earnings before taxes (100%)	131	188
Cameco’s share of earnings before adjustments	41	46
Adjustments:
Sales contract valuation (a)	3	2
Interest capitalization	1	1
Interest income on loan to Bruce Power	2	—
Fair value increments on assets (a)	(1)	—
Earnings from Bruce Power	46	49

Note: (a) See note 2 to the consolidated financial statements.

Bruce Power Earnings

For the first quarter, Bruce Power earnings before taxes were $131 million compared to $188 million in 2003. The decrease in earnings is attributable primarily to a lower realized price than in 2003. For the three months ended March 31, 2004, Cameco’s earnings from Bruce Power amounted to $46 million compared to $49 million in 2003.

Output
 During the first three months of 2004, the Bruce Power units generated 8.0 terawatt hours (TWh) of electricity representing a capacity factor of 80%. This output includes unit A4 for the full quarter and unit A3 for the month of March. Bruce A unit 3 achieved commercial production effective March 1, 2004. In the first quarter 2003, only the B units were in operation and generated 6.8 TWh representing a 100% capacity factor.

There were a number of unplanned outages during the first quarter of 2004. They are outlined in the table below.

Bruce A unit 3 (pre commercialoperation)	•	Offline for 14 days in January 2004 to repair a turbine bearing and perform maintenance on its heat transport system
	•	Offline for 22 days in February 2004 to perform maintenance on its heat transport system
	•	While down, Bruce Power took the opportunity to complete additional work originally planned for a later outage As a result, unit 3’s planned outage for the second quarter 2004 has been cancelled

Bruce A unit 3 (post commercial operation)	•	Down for six days in March 2004 to replace turbine bearing

Bruce A unit 4	•	Down for nine days in March 2004 to replace a seal in the heat transport system

Bruce B unit 5	•	Offline for six days in February 2004 to perform maintenance on its heat transport system

Bruce B unit 8	•	Began outage in the third quarter 2003 and was extended to January 28, 2004 to repair support plates in three of the unit’s eight steam generators

On March 12, 2004, Bruce Power was granted a five-year operational license from the CNSC for its A and B generating stations.

Price
 For the quarter, Bruce Power’s revenue increased slightly to $399 million from $398 million in 2003. Although generation was higher, average realized selling price was lower.

The realized price achieved from a mix of contract and spot sales averaged $49 per MWh during the first quarter of 2004 compared to $57 per MWh during the same period in 2003.

During the quarter, the Ontario spot electricity price averaged almost $56 per MWh compared to $76 per MWh during the first quarter 2003, which was unusually high as it was influenced by the severe winter weather in Ontario.

To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed price sales contracts. During the first quarter of 2004, about 50% of Bruce Power’s output was sold under fixed price contracts compared to 55% in the same period in 2003.

Cameco provides guarantees to customers under these contracts of up to $127 million. At March 31, 2004, Cameco’s actual exposure under these guarantees was $58 million. In addition, Cameco provides financial assurances for other Bruce Power commitments, which totaled about $82 million at March 31, 2004, representing a reduction in the required CNSC operational financial guarantees. The reduction was based on a number of factors including the continued good operating performance and financial health of Bruce Power as well as the diversity and financial stability of the Bruce Power owners. (See note 2 to the consolidated financial statements).

Costs
 Although output was up 19%, operating costs were higher by almost 29% on a quarter-over-quarter basis. This is primarily as a result of moving towards a six-unit operational state and the resulting increase in staff and material costs. In the first quarter of 2003, staff costs attributed to the Bruce A restart were capitalized to the project. In addition, depreciation costs and supplemental rent have also increased quarter-over-quarter as a result of bringing two Bruce A units into service.

About 95% of Bruce Power’s operating costs are fixed. As such most of the costs are incurred regardless of whether the plant is operating or not. On a per unit basis, the operating cost increased by 11% to $31 per MWh from $28 per MWh in the first quarter of 2003.

Bruce Power Outlook for the Year

The planned outages for Bruce Power’s reactors have been updated and the revised plan is outlined in the table below. The aggregate capacity factor for the year is still expected to average 80%.

2004 Planned Maintenance Outages Update

Unit		Previous Plan		New Plan
B units	•	Four B units down for about one month to inspect vacuum building in the fall 2004	•	Same as previous plan

	•	Two B units offline for maintenance during the year	•	One B unit scheduled for outage in the fall concurrent with the vacuum building outage Another B unit outage originally set for 2004 now planned for 2005

A units	• •	Unit 4 scheduled for an outage towards the end of the first quarter for approximately a month Unit 3 maintenance outage scheduled for second quarter 2004	• •	Unit 4 scheduled for an outage in the second quarter for about five weeks Unit 3 planned outage for the second quarter 2004 has been cancelled due to work completed earlier in the year

Bruce Power’s revenue is expected to increase in 2004 due to having six units in operation this year compared to four units in 2003. However, margins are expected to be lower due to costs associated with the planned outages.

Bruce Power Outlook for Second Quarter

The planned five-week maintenance outage for unit A4 during the second quarter 2004 will reduce quarterly output accordingly. This combined with the expected lower electricity spot prices during the spring months is anticipated to decrease results in the second quarter compared to the first quarter of 2004.

Electricity Price Sensitivity Analysis

At the end of the quarter, approximately 55% of Bruce Power’s planned output for 2004 was not under fixed price contracts. A $1.00 (Cdn) per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $3 million (Cdn).

Gold

Kumtor Highlights (Cameco’s 33% Share)

	Three Months	Three Months
	Ended	Ended
	March 31/04	March 31/03
Revenue ($ millions)	26	27
Gross profit ($ millions)	9	5
Gross profit %	35	20
Selling price (US$/ounce)	373	318
Unit cash cost (US$/ounce)	181	207
Sales volume (ounces)	51,134	54,126
Production (ounces)	57,668	48,717

Cameco Earnings from Kumtor

In the first quarter of 2004, revenue generated by the Kumtor operation decreased by 4% to $26 million from $27 million compared to the first quarter of last year due to a 6% decline in sales volume. Cameco’s realized price for gold increased to $373 (US) in the quarter from $318 (US) per ounce in the same quarter last year, due to a reduced hedge level which provided greater exposure to the higher spot price. The Canadian dollar revenues do not reflect this increase due to the strength of the Canadian dollar relative to last year.

Gold production at Kumtor was 173,003 ounces, 18% greater than in the first quarter of 2003 due primarily to a higher ore grade averaging 4.7 grams per tonne compared to 4.0 grams in 2003. Cameco has one-third share of the Kumtor production. The mine production rate consistently averaged 80,000 bank cubic meters (BCM’s) per day, up from the planned 75,000 BCM’s per day, which enabled an accelerated mine sequence resulting in a higher mill feed grade.

Kumtor’s cash cost per ounce (excluding the Kumtor Operating Company management fee) decreased to $181 (US) compared to $207 (US) in 2003 due primarily to the increase in production. For the quarter, the gross profit margin for Kumtor gold rose to 35% from 20% in 2003.

Boroo Highlights (100%)1

	Three Months	Three Months
	Ended	Ended
	March 31/04	March 31/03
Revenue ($ millions)	8	—
Gross profit ($ millions)	3	—
Gross profit %	38	—
Selling price (US$/ounce)	339	—
Unit cash cost (US$/ounce)	184	—
Sales volume (ounces)	17,357	—
Production (ounces)	19,277	—

1 Results for March 2004

Commissioning of the Boroo mill was completed at the end of February 2004, with the mill achieving design throughput capacity and gold recovery. The Boroo mine achieved commercial production on March 1, 2004. For the first three months of 2004, Boroo mine production totalled 46,980 ounces, of which 19,277 ounces were produced in March. Mine output is significantly higher than expected due primarily to higher ore grades than had been predicted by the ore reserve model. Cameco’s effective ownership interest in the Boroo mine is 53%.

Gold Asset Consolidation Update

Work continued throughout the first quarter on preparing the new gold company, Centerra Gold Inc. for a stock exchange listing. Centerra will hold 100% of the Kumtor Gold mine, and a 53% interest in the Boroo mine and a number of gold exploration properties. The initial public offering (IPO) for Centerra is still planned before the end of the second quarter of 2004. Cameco expects to hold a majority interest in Centerra immediately following the IPO.

Gold Market Update

The average spot market gold price during the first quarter of 2004 was $408 (US) but ended the quarter at $424 (US) per ounce. This compares to $416 (US) at December 31, 2003 and $335 (US) at the end of the first quarter of 2003.

Kumtor Gold Company (KGC) and AGR Ltd. hedge the price risk for future gold sales. At the end of March, KGC had in place forward sales agreements on 158,200 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 10% of proven and probable gold reserves. These hedges are expected to yield an average price of $324 (US) per ounce.

Cameco has agreed to provide credit support to a maximum of $140 (US) per ounce to the counterparties of KGC and AGR. As of March 31, 2004, Cameco’s maximum financial exposure under these arrangements was $58 million (US), while the actual exposure reflecting the mark-to-market losses, was $40 million (US). Cameco’s exposure share of the net mark-to-market losses was $18 million (US).

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At March 31, 2004, Cameco’s share of deferred revenue to be recognized totalled $2 million (US).

Gold Outlook for the Year

At Kumtor, the production is now expected to total 650,000 ounces, up 6.5% from 610,000 ounces projected at the end of 2003, due to higher ore grades anticipated for 2004.

The 2004 forecast production for Boroo has been increased to 220,000 ounces, up from 210,000 ounces, due primarily to the higher ore grades to date.

Given the increase in the planned total production from the Kumtor and Boroo mines, greater revenue is expected compared to 2003, assuming gold prices remain near current levels. Profits in the business are expected to improve as a result of the increased production. This is independent of the planned IPO for Centerra.

Gold Outlook for Second Quarter

For the second quarter of 2004, gold revenue is projected to increase by about 40% over the first quarter as a result of higher production from the Boroo mine. This is independent of the planned IPO for Centerra.

Gold Price Sensitivity Analysis

For the remainder of 2004, more than 65% of forecast gold sales are unhedged. A $10.00 (US) per ounce change in the gold spot price from its current level would change revenue and cash flow by approximately $5 million (Cdn) and net earnings by about $3 million (Cdn).

CAMECO NEW BUSINESS DEVELOPMENTS

Vertical Integration

During the quarter, the company announced that one of its wholly owned US subsidiaries signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (STP) from a wholly owned subsidiary of American Electric Power (AEP) for $333 million (US). Included in the purchase price is $54 million (US) for fuel and non-fuel inventory. STP consists of two 1,250 megawatt (MW) nuclear units located in Texas. The net generating capacity from the 25.2% interest in STP is 630 MW. Each owner takes in kind and markets its pro-rata share of electricity generated by STP.

The balance of STP is held by Texas Genco (30.8%), San Antonio City Public Service Board (28%) and Austin Energy (16%). The interest being purchased by Cameco is subject to a right of first refusal in favour of these owners for a period of 90 days (May 31, 2004).

NUCLEAR INDUSTRY DEVELOPMENTS

Japan

Japan’s Chubu Electric achieved first criticality of its newest reactor, Hamaoka 5. Construction of the 1,325 MWe reactor started just four years ago and it is scheduled to enter commercial operation in January 2005.

The Japanese utility, Tepco, restarted the ninth of the 17 reactors that were shut in 2002 and 2003. It plans to restart a tenth reactor in early July 2004, with further plans for normal operations of all reactors by the end of 2004.

United States License Extensions

In the US, additional operators have announced their intention to apply to the Nuclear Regulatory Commission for license extensions. Assuming all are granted, the total number of US reactors operating for an additional 20 years will be 68 reactors, well over half of the 103 reactors currently operating. To date, 23 life extensions have been granted.

Licensing Process to be Tested for New Reactor Builds

A consortium of five energy companies (Exelon, Entergy, Constellation, Southern and Electricite de France) and two reactor vendors (Westinghouse and General Electric) have announced plans to work with the US Department of Energy to test a new licensing process for obtaining a Combined Construction and Operating License (COL) for a new nuclear reactor in the US. The consortium has not made a commitment to build a new reactor at this time, but the process will provide an accurate estimate of costs for building and operating a new nuclear plant in the US. The consortium hopes to submit an application in 2008, with a decision by the Nuclear Regulatory Commission anticipated in late 2010. Once granted, any combination of the consortium’s members could use the COL should they decide to build a new plant.

A second consortium of four companies (Dominion, AECL, Hitachi and Bechtel) announced that on March 17, 2004 it applied to the US Department of Energy for financial help to gain approval from the Nuclear Regulatory Commission for a new US reactor.

Ontario Electricity Industry

A report on Ontario’s electricity industry and the future of Ontario Power Generation (OPG) has recommended more nuclear power to meet current and future electricity demand in the province, and recommends proceeding with the refurbishment of Pickering unit 1 prior to proceeding with units 2 and 3. The report noted that renewable energy sources are insufficient to meet Ontario’s electricity needs, there is little undeveloped hydro remaining, and natural gas is too expensive.

On April 15, 2004 the Ontario government announced it will introduce legislation in June to reform the electricity market. It plans to establish a regulated price for OPG’s nuclear and hydro electricity production and allow the price of other electricity to be set by a competitive market. A new Ontario Power Authority would plan for an adequate, long-term supply of electricity and the

Ministry of Energy would set targets for the overall supply mix in Ontario. The government is encouraging private sector investment and has requested proposals for additional capacity. More detailed information is required to assess the potential impact on Bruce Power and investment opportunities for Cameco.

LIQUIDITY AND CAPITAL RESOURCES

Changes in liquidity and capital resources during the first quarter included the following:

Bridge Financing

In the first quarter of 2004, Cameco secured the ability to obtain $150 million (US) in short-term financing specifically to support the purchase of a 25.2% interest in the South Texas Project. As of March 31, 2004, no funds have been drawn under this facility.

Kumtor Gold Company

Kumtor repaid the balance of its senior debt in the first quarter of 2004, leaving $20 million (US) in subordinated debt outstanding at March 31, 2004. Since Cameco proportionately consolidates its one-third interest in KGC, $7 million (US) ($9 million (Cdn)) of this debt was included in Cameco’s long-term debt.

Commercial Commitments

During the quarter, commercial commitments declined 18% to $403 million from $489 million at December 31, 2003. Three main factors contributed to this decline:

1)	Repayment of Kumtor’s senior debt eliminated Cameco’s year-end $15 million contingent obligation as guarantor of this loan;

2)	Kumtor’s de-hedging activities reduced Cameco’s credit support obligations to counterparties under these arrangements, for a net reduction of $21 million; and

3)	Obligations to provide financial guarantees supporting Bruce Power were reduced by a net $51 million in the quarter, due principally to a $64 million reduction in licensing assurances required by the Canadian Nuclear Safety Commission, offset by minor other increases.

DIVIDEND ANNOUNCEMENT

Cameco announced today that the company’s board of directors declared its regular quarterly dividend of $0.15 (Cdn) per common share payable on July 15, 2004, to shareholders of record at the close of business on June 30, 2004.

CONFERENCE CALL

Cameco invites you to join its first quarter conference call on Friday, April 23, 2004 from 10:00 a.m. to 11:00 a.m. Eastern time (8:00 a.m. to 9:00 a.m. Saskatoon time).

The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call on Friday, April 23, please dial (416) 405-9328 or (800) 387-6216 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

A recorded version of the proceedings will be available:

•	on our web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Friday, May 7 by calling (416) 695-5800 or (800) 408-3053 (pass code: 3025484)

ADDITIONAL INFORMATION

Additional information on Cameco, including its annual information form, is available on SEDAR at www.sedar.com and the company’s website at www.cameco.com.

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer as well as a significant supplier of conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions, political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies;

demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO The Toronto Stock Exchange	Cameco Corporation 2121 — 11th Street West Saskatoon, Saskatchewan S7M 1J3	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6

CCJ New York Stock Exchange
	Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

Preferred Securities CCJPR New York Stock Exchange

Convertible Debentures CCO.DB The Toronto Stock Exchange

Investor & Media inquiries:	Alice Wong (306) 956-6337

Media inquiries:	Lyle Krahn (306) 956-6316

Cameco Corporation
Highlights
(Unaudited)

(Restated)

	Three Months Ended
	March 31/04	March 31/03
Financial (in millions)
Revenue	$132	$103
Earnings from operations	8	5
Net earnings	39	37
Cash provided by operations	49	52
Working capital (end of period)	468	446
Net debt to capitalization	20%	26%
Per common share
Net earnings — Basic	$0.69	$0.66
— Diluted	0.68	0.66
Dividend	0.15	0.15
Weighted average number of paid common shares outstanding (in thousands)	56,777	55,882
Average uranium spot price for the period (US$/lb)	$16.54	$10.13
Sales volumes
Uranium (in thousands lbs U3O8)	4,586	3,052
Uranium conversion (tU)	2,813	2,128
Gold (troy ounces)	68,491	54,126
Electricity (TWh)	8.0	6.8

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended
Cameco Production	Share	March 31/04	March 31/03
Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,516	3,294
Rabbit Lake	100.0%	1,217	1,839
Crow Butte	100.0%	204	196
Smith Ranch Highland	100.0%	286	308

Total		5,223	5,637

Uranium conversion (tU)	100.0%	4,065	3,856
Gold (troy ounces)
Kumtor	33.3%	57,668	48,717
Boroo [Note 1]	100.0%	19,277	—

Total		76,945	48,717

Note 1 — quantity reported for Boroo in 2004 excludes 27,703 ounces produced prior to declaration of commercial production.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

(Restated)

	Three Months Ended
	March 31/04	March 31/03
Revenue from
Products and services	$132,407	$102,945

Expenses
Products and services sold	87,004	60,350
Depreciation, depletion and reclamation	17,001	15,764
Administration	13,904	11,476
Exploration	4,749	5,039
Research and development	480	503
Interest and other [note 5]	1,811	4,930
Gain on property interests	(1,000)	—

	123,949	98,062

Earnings from operations	8,458	4,883
Earnings from Bruce Power	45,903	48,818
Other income	1,277	867

Earnings before income taxes and minority interest	55,638	54,568
Income tax expense [note 6]	15,805	18,011
Minority interest	513	(303)

Net earnings	$39,320	$36,860

Basic earnings per common share	$0.69	$0.66

Diluted earnings per common share	$0.68	$0.66

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

(Restated)

	Three Months Ended
	March 31/04	March 31/03
Retained earnings at beginning of period	$675,745	$504,709
Net earnings	39,320	36,860
Dividends on common shares	(8,544)	(8,338)

Retained earnings at end of period	$706,521	$533,231

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

		(Restated)	(Restated)
	As At
	March 31/04	Dec 31/03	March 31/03
Assets
Current assets
Cash	$44,806	$84,069	$60,412
Accounts receivable	94,535	181,337	84,737
Inventories	369,684	316,435	369,397
Supplies and prepaid expenses	49,672	41,571	45,511
Current portion of long-term receivables, investments and other	55,193	54,866	20,476

	613,890	678,278	580,533
Property, plant and equipment	2,080,996	2,089,729	2,060,845
Long-term receivables, investments and other	653,070	608,977	585,388

	2,734,066	2,698,706	2,646,233

Total assets	$3,347,956	$3,376,984	$3,226,766

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$122,052	$159,266	$101,810
Dividends payable	8,544	8,444	8,402
Current portion of long-term debt	2,207	4,331	5,877
Current portion of other liabilities	3,367	1,563	5,777
Future income taxes	9,302	24,237	12,319

	145,472	197,841	134,185
Long-term debt	524,429	592,700	661,850
Provision for reclamation	152,428	150,444	156,697
Other liabilities	54,226	36,196	9,538
Future income taxes	538,196	508,879	547,591

	1,414,751	1,486,060	1,509,861
Minority interest	15,203	14,690	17,775
Shareholders’ equity
Share capital	715,555	708,345	682,403
Contributed surplus	506,342	505,400	472,488
Retained earnings	706,521	675,745	533,231
Cumulative translation account	(10,416)	(13,256)	11,008

	1,918,002	1,876,234	1,699,130

Total liabilities and shareholders’ equity	$3,347,956	$3,376,984	$3,226,766

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

(Restated)

	Three Months Ended
	March 31/04	March 31/03
Operating activities
Net earnings	$39,320	$36,860
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	17,001	15,764
Provision for future taxes	14,231	16,223
Deferred charges recognized	1,789	2,668
Earnings from Bruce Power	(45,903)	(48,818)
Equity in (earnings) loss from associated companies	94	356
Gain on property interests	(1,000)	—
Minority interest	513	(303)
Other operating items	23,053	28,834

Cash provided by operations	49,098	51,584

Investing activities
Additions to property, plant and equipment	(15,396)	(24,384)
Increase in long-term receivables, investments and other	—	(284,165)
Proceeds on sale of property, plant and equipment	1,000	—

Cash used in investing	(14,396)	(308,549)

Financing activities
Decrease in debt	(72,658)	—
Increase in debt	—	264,810
Issue of shares	7,209	1,468
Dividends	(8,516)	(6,998)

Cash provided by (used in) financing	(73,965)	259,281

Increase (decrease) in cash during the period	(39,263)	2,316
Cash at beginning of period	84,069	58,096

Cash at end of period	$44,806	$60,412

Supplemental cash flow disclosure
Interest paid	$10,595	$8,008
Income taxes paid	$5,200	$2,974

See accompanying notes to consolidated financial statements

Cameco Corporation Notes to Consolidated Financial Statements (Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2003 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

(i) Financial Instruments

Effective January 1, 2004, Cameco has adopted the amendments to CICA Handbook Section 3860 Financial Instruments. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equity. The cumulative effect of the change in policy on the balance sheet at December 31, 2003 was to increase long-term debt by $354 million, property, plant and equipment by $17 million, future income taxes by $7 million, retained earnings by $10 million and to decrease shareholders’ equity by $354 million. For the first quarter of 2003, the change in policy had no impact on net earnings or basic and diluted earnings per share but resulted in the reclassification of preferred securities charges of $2.2 million. Interest expense was increased by $4.1 million and income tax expense reduced by $1.9 million.

(ii) Hedging Relationships

Effective January 1, 2004, Cameco adopted the new Canadian Accounting Guideline, Hedging Relationships which established new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this accounting guideline had no material impact on the consolidated financial statements.

2.	Bruce Power

(a) Summary Financial Information – Bruce Power Limited Partnership (100% basis)

(i) Income Statements

	Three Months Ended
(millions)	Mar 31/04	Mar 31/03
Revenue	$399	$398
Operating costs	250	194

Earnings before interest and taxes	149	204
Interest	18	16

Earnings before taxes	131	188

Cameco’s share (a)	41	46
Adjustments (b)	5	3

Cameco’s share of earnings before taxes	$46	$49

(a)	Cameco’s interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco’s share is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

Cameco Corporation Notes to Consolidated Financial Statements (Unaudited)

(ii)	Balance Sheets

(millions)	Mar 31/04	Dec 31/03
Assets
Current assets	$349	$290
Property, plant and equipment	2,100	2,032
Long-term receivables, and investments	165	201

	$2,614	$2,523

Liabilities and Partners’ Capital
Current liabilities	$187	$194
Long-term debt	1,211	1,244

	1,398	1,438
Partners’ capital	1,216	1,085

	$2,614	$2,523

(iii)	Cash Flows

	Three Months Ended
(millions)	Mar 31/04	Mar 31/03
Cash provided by operations	$104	$179
Cash used in investing	(91)	(144)
Cash provided by financing	(35)	5

(b)	Financial Assurances

Cameco has provided the following financial assurances on behalf of the partnership, with varying terms that range from 2004 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $24 million.

(ii)	Guarantees to customers under power sale agreements of up to $127 million. At March 31, 2004, Cameco’s actual exposure under these guarantees was $58 million.

(iii)	Termination payments to OPG pursuant to the lease agreement of $57 million.

3.	Long-Term Debt

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at March 31, 2004 and was approximately $290 million.

4.	Share Capital

(a)	At March 31, 2004, there were 56,953,723 common shares outstanding.

(b)	Options in respect of 2,413,550 shares are outstanding under the stock option plan and are exercisable up to 2012. Upon exercise of certain existing options, additional options in respect of 170,050 shares would be granted.

5.	Interest and Other (Restated)

	Three Months Ended
(thousands)	Mar 31/04	Mar 31/03
Interest on long-term debt	$9,410	$8,003
Other interest and financing charges	530	64
Interest income	(1,783)	(1,896)
Foreign exchange (gains) losses	(329)	1,339
Capitalized interest	(6,017)	(2,580)

Net	$1,811	$4,930

Cameco Corporation Notes to Consolidated Financial Statements (Unaudited)

6.	Income Tax Expense

		(Restated)

	Three Months Ended
(thousands)	Mar 31/04	Mar 31/03
Current income taxes	$1,574	$1,788
Future income taxes	14,231	16,223

Income tax expense	$15,805	$18,011

7.	Per Share Amounts

	Three Months Ended
	Mar 31/04	Mar 31/03
Basic earnings per share computation
Net earnings	$39,320	$36,860
Weighted average common shares outstanding	56,777	55,882

Basic earnings per common share	$0.69	$0.66

Diluted earnings per share computation
Net earnings	$39,320	$36,860
Dilutive effect of:
Convertible debentures	2,039	—

Net earnings, assuming dilution	$41,359	$36,860

Weighted average common shares outstanding	56,777	55,882
Dilutive effect of:
Convertible debentures	3,526	—
Stock options	761	238
Other stock-based arrangements	35	25

Weighted average common shares outstanding, assuming dilution	61,099	56,145

Diluted earnings per common share	$0.68	$0.66

Options whose exercise price was greater than the average market price were excluded from this calculation.

8.	Stock-Based Compensation

CICA Handbook Section 3870 establishes a fair value based method of accounting for stock-based compensation plans which Cameco adopted from January 1, 2003.

For the period ended March 31, 2004, Cameco has recorded compensation expense of $0.9 million with an offsetting credit to contributed surplus.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings attributable to common shares, basic and diluted earnings per share as a result of the grant of these options are:

Cameco Corporation Notes to Consolidated Financial Statements (Unaudited)

Stock-based compensation

	2004	2003
Pro forma net earnings attributable to common shares	$39,169	$36,281
Pro forma basic earnings per share	0.69	0.65
Pro forma diluted earnings per share	0.67	0.65

The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Number of options granted	561,100	706,350
Average strike price	$63.08	$38.62
Dividend	$0.60	$0.60
Expected volatility	20%	20%
Risk-free interest rate	3.3%	4.1%
Expected life of option	5 years	5 years
Expected forfeitures	15%	10%
Weighted average grant date fair values	$13.66	$8.14

9.	Other Events

(a)	On January 5, 2004, Cameco Corporation and the Kyrgyz government announced an agreement to transfer all of Kumtor Gold Company (KGC), the owner of the Kumtor gold mine in the Kyrgyz Republic, to a new jointly owned Canadian company called Centerra Gold Inc. (Centerra). In conjunction with its acquisition of KGC and Cameco’s other gold assets, Centerra intends to undertake a public offering (IPO) in Canada. Cameco expects to hold a majority interest in Centerra following the IPO.

(b)	On February 27, 2004, Cameco, through one of its wholly owned US subsidiaries, signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (STP) from a wholly owned subsidiary of American Electric Power (AEP) for $333 million (US). STP consists primarily of two 1,250 megawatt (MW) nuclear power plants located in Texas. These two units were commissioned in 1988 and 1999 and are licensed until 2027 and 2028. The interest which Cameco intends to purchase is subject to a right of first refusal in favour of the current participants for a period of 90 days. The transaction is expected to close in the second half of 2004 and, based on current operating performance and market conditions, would have a positive impact on net earnings for 2004. Cameco does not expect to finance the acquisition with debt and is looking at various options, including issuing equity.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

10. Segmented Information

				(a)		(a)
For the three months ended March 31, 2004	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total
Revenue	$72,707	$25,798	$33,902	$130,890	$263,297	($130,890)	$132,407
Expenses
Products and services sold	54,837	16,700	15,467	69,240	156,244	(69,240)	87,004
Depreciation, depletion and reclamation	9,237	1,446	6,318	13,097	30,098	(13,097)	17,001
Exploration	3,115		1,634		4,749		4,749
Research & development		480				480	480
Other	(566)			2,650	2,084	(2,650)	(566)
Earnings from Bruce Power					—	(45,903)	(45,903)
Non-segmented expenses					—		14,004

Earnings before income taxes	6,084	7,172	10,483	45,903	69,642	—	55,638
Income taxes							15,805
Minority interest							513

Net earnings							$39,320

				(a)		(a)
For the three months ended March 31, 2003	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total
Revenue	$55,124	$20,508	$27,313	$98,610	$201,555	($98,610)	$102,945
Expenses
Products and services sold	31,850	12,055	16,445	41,195	101,545	(41,195)	60,350
Depreciation, depletion and reclamation	9,125	1,268	5,371	6,152	21,916	(6,152)	15,764
Exploration	3,132	—	1,907		5,039		5,039
Research & development	—	503	—		503		503
Other	(1,223)	—	—	2,445	1,222	(48,818)	(1,223)
Earnings from Bruce Power					—	—	(48,818)
Non-segmented expenses					—		16,762

Earnings before income taxes	12,240	6,682	3,590	48,818	71,330	(2,445)	54,568
Income taxes							18,011
Minority interest							(303)

Net earnings							$36,860

(a)	Consistent with the presentation of financial information for (a) internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.